Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

June 30, 2020 By EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Anu Dubey and Jeffrey Long	William J. Tuttle Partner d +1.202.416.6860 f +1.202.416.6899 WTuttle@proskauer.com www.proskauer.com

Re:	Oaktree Strategic Income Corporation

Registration Statement on Form N-2, File No. 333-238723

Ladies and Gentlemen,

On behalf of Oaktree Strategic Income Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File No. 333-238723 (the “Registration Statement”) in telephone conversations on June 29, 2020 between Anu Dubey of the Staff and William J. Tuttle and Erin M. Lett of Proskauer Rose LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comment is included in this letter, and the comment is followed by the Company’s response. Terms used in this letter have the meanings given to them in the Registration Statement.

Legal Comment

1.

We note your response to prior comment #16. Please file a prospectus under Rule 497 of the Securities Act on the date of effectiveness of the Registration Statement that either (1) removes the AUM of DoubleLine Capital LP from the reported AUM of the Adviser and its affiliates or (2) removes all references to the AUM of the Adviser and its affiliates.

Response:

As requested, the Company will file a prospectus under Rule 497 of the Securities Act on the date of effectiveness of the Registration Statement to remove all references to the AUM of the Adviser and its affiliates.

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Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Anu Dubey

Jeffrey Long

June 30, 2020

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com) or Erin Lett by telephone at 202.416.6829 (or by email at elett@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Mel Carlisle, Oaktree Strategic Income Corporation

Mathew Pendo, Oaktree Strategic Income Corporation

Mary Gallegly, Oaktree Strategic Income Corporation

Erin Lett, Proskauer Rose LLP